THORNHILL SECURITIES, INC.
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$	300,318
Receivable from clearing broker		20,080
Clearing deposit		100,000
Prepaid expenses, accounts receivable and other assets		32,733
Fixed assets, net		6,433
Total assets	$	459,564

Liabilities and Shareholders' Equity

Liabilities:		
Accrued expenses	$	15,084
Accounts payable		6,242
Total liabilities		21,326
Shareholders' equity		
Common stock $0.01 par value, 1,000,000 shares authorized, 202,427 shares issued and outstanding		2,024
Additional paid in capital		1,366,565
Accumulated deficit		(930,351)
Total shareholders' equity		438,238
Total liabilities and shareholders equity	$	459,564

See notes to the financial statements and report of independent registered public accounting firm.